Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business Editors:
    CHC Announces Resignation of Chief Financial Officer

    VANCOUVER, May 10 /CNW/ - CHC Helicopter Corporation ("CHC") (TSX:
FLY.SV.A and FLY.MV.B; NYSE: FLI) announced today that Senior Vice President and Chief Financial Officer Jo Mark Zurel has resigned from the Company for personal reasons. Mr. Zurel was appointed as Chief Financial Officer in 1998 and has been with CHC since 1994.
    CHC Executive Chairman Mr. Craig L. Dobbin, O.C., said: "We appreciate Jo
Mark's many contributions to CHC over the past 12 years and we wish him well in his endeavors."
    CHC President and Chief Executive Officer Mr. Sylvan Allard said: "It has been a great pleasure to work with Jo Mark over the years and all of us at CHC have gained from his valuable insight and hard work."
    CHC Vice-President of Financial Reporting, Mr. Rick Davis, has been appointed as acting Chief Financial Officer until such time as a permanent CFO is appointed by the Board of Directors. The Board has initiated a formal search process and is considering both internal and external candidates.
    CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries around the world.
    If you wish to be added to, or removed from, the Company's distribution list, please contact communications(at)chc.ca.

    This press release may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the United
States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States SEC and the Canadian securities regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.
    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: For enquiries, please contact: Chris Flanagan,
Director of Communications, (604) 279-2493;
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    (FLY.SV.A. FLY.MV.B. FLI)

CO:  CHC Helicopter Corporation

CNW 18:00e 10-MAY-06